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CONTACT: CAROL LOUIE DRUXMAN
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SEATTLE, WASHINGTON...October 28, 1999...Todd Shipyards Corporation (the
"Company") announced financial results for the second quarter ended October
3, 1999. For the quarter, the Company reported net income of $2.7 million or $0.27 per diluted share on revenue of $33.1 million. For the six month period then ended, the Company reported net income of $4.5 million or $0.45 per diluted share on revenue of $62.9 million. In the prior year second quarter ending September 27, 1998, the Company reported net income of $0.4 million or $0.04 per diluted share. For the six month period then ended, the Company reported net income of $0.1 million or $0.01 per diluted share on revenue of $46.5 million.

The Company's second quarter revenue of $33.1 million reflects an increase of $13.6 million (70%) from 1999 fiscal year second quarter levels. Fiscal year 2000 six month revenue of $62.9 million reflects an increase of $16.4 million (35%) from last year. Revenue increases for both the second quarter and year to date reflect the Company's continued emphasis on commercial and government repair and overhaul activities. During the second quarter and first six months, the Company's revenues from commercial and government repair and overhaul activities increased $16.8 million and 24.9 million, respectively, while new construction revenue decreased $3.2 million and 8.5 million, respectively from the comparable prior year periods.

For the second quarter ending October 3, 1999, the Company reported operating income of $2.1 million. For the six month period then ended, the Company reported operating income of $3.3 million. In the prior year periods ending September 27, 1998, the Company reported an operating loss of $0.1 million for the second quarter and a six month operating loss of $1.0 million. Operating income results for the second quarter and first six months ending October 3, 1999, are primarily attributable to improved margins on commercial and government repair and overhaul activities. Operating income results for the same periods ending September 27, 1998 were due primarily to lower margins experienced in completing the Jumbo Mark II program.

For the second quarter and first six months ending October 3, 1999, the Company reported net gains on the sale of available for sale securities, investment income and other income of $0.7 million and $1.2 million, respectively. During the same periods ending September 27, 1998, the Company reported net gains on the sale of available for sale securities, investment income and other income of $0.5 million and $1.1 million, respectively.

In the second quarter and first six months ending October 3, 1999, the Company recorded $40,000 and $80,000, respectively, in federal income tax expense after applying available business tax credits. During the same periods last fiscal year the Company did not report taxable income. Accordingly, the Company did not recognize income tax expense during these periods.

During the quarter ended October 3, the Navy awarded the Company approximately $25 million in work options on several previously awarded contracts. Approximately $16 million in awarded work options will be performed on the USS Carl Vinson at the Puget Sound Naval Shipyard located in Bremerton, Washington, with the remaining $9 million in work options being performed on the USS Rainier at the Company's facilities in Seattle.

The results of operations and balance sheet are as follows:

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TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Periods ended October 3, 1999 and September 27, 1998
(in thousands of dollars, except per share data)

                                      Quarter Ended         Six Months Ended

                                   10/3/99    9/27/98      10/3/99    9/27/98
Revenue                            $33,136    $19,485      $62,883    $46,481
Operating expenses:
  Cost of Revenue                   25,174     16,811       47,154     38,401
  Administrative and manufacturing
  overhead expense                   6,687      5,525       14,188     13,510
Contract Reserve                      (785)    (2,795)      (1,778)    (4,412)
Total operating expenses            31,076     19,541       59,564     47,499

Operating income (loss)              2,060        (56)       3,319     (1,018)

Investment and other income            658        170        1,110        820
Gain on sales
  of available-for-sale security         1        315          126        315

Income before income taxes           2,719        429        4,555	  117
Income tax expense                      40          -           80          -

Net income                          $2,679      $ 429       $4,475      $ 117

Income per common share:            $ 0.27      $0.04       $ 0.45      $0.01
Diluted

Number of shares used in the
calculation of earnings per share
 (thousands)                         9,810      9,910        9,894      9,910

A copy of the Company's financial statements for the quarter ended October 3, 1999 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

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TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
Periods ended October 3, 1999 and March 28, 1999
(in thousands of dollars)

                                      Period Ended
                                    10/3/99   3/28/99
ASSETS
Cash and cash equivalents          $ 8,619   $ 17,839
Securities available-for-sale       45,201     23,823
Accounts receivable, net             9,866     33,348
Other                               13,101      5,806
Total Current Assets                76,787     80,816

Property, plant and equipment, net  17,900     19,026
Deferred pension asset              25,982     24,782
Other                                4,862      4,832
Total Assets                      $125,531   $129,456

LIABILITIES AND
STOCKHOLDERS EQUITY

Accounts payable and accruals
  including tax                   $ 14,042   $ 17,489
Other                                2,878      5,771
Total Current Liabilities           16,920     23,260

Environmental reserves              14,122     14,416
Accrued postretirement benefits     20,392     20,692
Total Liabilities                   51,434     58,368

Total stockholders equity           74,097     71,088
Total liabilities and
  stockholders equity             $125,531   $129,456

A copy of the Company's financial statements for the quarter ended October 3, 1999 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.